Exhibit 99.1
Mynd.ai Announces CEO and CFO Transition
Alpharetta, GA., October 8, 2026 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND), a global leader in interactive hardware and software solutions for education and enterprise, today announced that Arthur Giterman, Chief Executive Officer and Chief Financial Officer, will be stepping down from his roles as CEO and CFO effective October 11, 2026. Mr. Giterman will also resign as a member of the Company’s Board of Directors effective October 11, 2026.
The Board of Directors has appointed Bin Shen as Chief Executive Officer and Interim Chief Financial Officer, effective October 12, 2026. The Company intends to appoint a permanent Chief Financial Officer upon the completion of a comprehensive search.
Mr. Shen is a global technology and growth leader with extensive experience building businesses at the intersection of AI, software, SaaS, cloud, and edge computing. He joins Mynd.ai from EchoStar Corporation, where he served as Senior Vice President of Mergers & Acquisitions, leading strategic investments and growth initiatives across space, aviation, enterprise AI, and advanced manufacturing. Previously, he held senior leadership roles at Microsoft, including Vice President, Global Partner Solutions, where he drove global cloud, SaaS, AI, and mobility partnerships, and Vice President, Consumer and Device Sales, where he led the company’s consumer cloud, software, gaming, and connected-device businesses in Greater China. He also held senior leadership roles at Honeywell and Google/Motorola, driving business growth and product innovation across Asia Pacific, as well as at Verizon, where he led digital ecosystem strategy and partnership development. He holds an MBA from the University of Rochester’s Simon Business School and a BS in Finance from Golden Gate University.
“I am excited and honored to lead Mynd.ai at this transformative moment in its evolution. My career has been focused on building and scaling global technology businesses. I see tremendous opportunities ahead for Mynd.ai to accelerate growth by harnessing the power of AI computing, expanding its global platform, and building new digital ecosystem partnerships. With a talented global team, a strong technology platform, and an extensive network of customers and partners, Mynd.ai is well positioned to innovate and scale. I look forward to working closely with our global team, partners, and Board to capture these opportunities and create exceptional value for our education and enterprise customers,” said Mr. Shen.
Mr. Giterman joined the Company in 2023 as Chief Financial Officer and was appointed Chief Executive Officer in 2025. He played a key role in the Company’s transition into the public company it is today. During his tenure, he played a pivotal role in transforming Mynd.ai into a stronger, more focused, and strategically aligned organization. Mr. Giterman led the evolution of the Company's go-to-market and product strategies, strengthened and realigned its corporate capabilities, and successfully transformed its operating cost structure, improving efficiency and enhancing organizational agility. His leadership helped establish a solid foundation for sustainable growth and positioned the Company to pursue its next phase of strategic and operational development. “On behalf of the Board, I want to thank Arthur for his dedication and leadership over the past several years. His strategic leadership and operational discipline helped guide Mynd.ai through a period of significant transformation and he leaves the Company positioned well for continued success and growth,” said Simon Leung, Chairman of the Board of Directors. “We are pleased to welcome Bin Shen as our new CEO. His extensive experience scaling global technology businesses, leading digital transformation initiatives, and managing multi-billion-dollar operations at Microsoft, Honeywell, and EchoStar make him the right leader to drive Mynd.ai's next phase of growth.”
Following his departure from his executive positions, Mr. Giterman will serve as an advisor to the Board of Directors to support the Company's leadership transition. In this role, he will work with the Board of Directors and management team to facilitate a seamless transition, provide strategic guidance on key initiatives, and assist in the transfer of institutional knowledge and stakeholder relationships. "It has been a privilege to serve as CEO and CFO of Mynd.ai and to work alongside such a talented and dedicated team," said Mr. Giterman. "I am incredibly proud of what we have accomplished together over the past several years. We have transformed the Company and created a solid foundation for future success. I am confident that Mynd.ai is well-positioned for its next chapter, and I look forward to supporting a smooth transition while cheering on the Company's continued success."

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements. Actual results may differ materially from those expressed or implied by such statements due to risks, uncertainties, and other factors described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by law.
About Mynd.ai, Inc.
Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers. Learn more at www.mynd.ai.
Contact Information
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Allyson G. Krause, EVP & General Counsel
Tel: +1 (678) 762-4566
2